FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

INEOS GROUP HOLDINGS Plc

(Exact name of registrant issuer as specified in its charter)

INEOS HOLDINGS LIMITED

(Exact name of registrant guarantor as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Registration No: 333 87974

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes [   ]    No [X]

FORWARD-LOOKING STATEMENTS

The Company includes “forward-looking statements”, within the meaning of the US securities laws, based on our current expectations and projections about future events, including:

•	Our high degree of leverage and significant debt service obligations as well as future cash flow and earnings;
•	Our sales growth across our principal businesses and our strategy for controlling costs, growing margins, increasing manufacturing capacity and production levels and making capital expenditures;
•	Raw material costs or supply arrangements;
•	Our technological and manufacturing assets and our ability to utilise them to further increase sales and the profitability of our businesses;
•	Our ability to retain existing customers and obtain new customers;
•	Our ability to develop new products and technologies successfully;
•	The cyclical and highly competitive nature of our businesses;
•	Risks related to environmental costs, liabilities or claims; and
•	Currency fluctuations.

All statements other than statements of historical facts included in this report including, without limitation, statements regarding our future financial position, risks and uncertainties related to our business and the notes, strategy, capital expenditures, projected costs and our plans and objectives for future operations, may be deemed to be forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties. Words such as “believe”, “expect”, “anticipate”, “may”, “intend”, “will”, “should”, “estimate” and similar expressions or the negatives of these expressions are intended to identify forward-looking statements. In addition, from time to time we or our representatives, acting in respect of information provided by us, have made or may make forward-looking statements orally or in writing and these forward-looking statements may be included in but are not limited to press releases (including on our website), filings with the US Securities and Exchange Commission, reports to our security holders and other communications. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global chemical manufacturer of speciality and intermediate chemicals. Our company is comprised of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas.

Our products include a wide range of ethylene-based, fluorine-based and inorganic speciality chemicals, as well as intermediate chemicals, such as phenol, acetone and ethylene glycol (EG). We believe our businesses are distinguished by the broad experience of our shareholders and our management teams, leading market positions, high quality and low-cost production facilities and operating diversity.

Ineos Group Holdings — Results of Operations

The results of operations of Ineos Group Holdings for the three-month and nine-month periods ended September 30, 2001 include the results of Ineos Oxide, Ineos Fluor and Ineos Silicas as well as Ineos Phenol which we acquired from Degussa AG on May 23, 2001. The results of Ineos Group Holdings for the three-month and nine-month periods ended September 30, 2002 are comprised of Ineos Oxide, Ineos Fluor and Ineos Silicas and Ineos Phenol.

Discussions of the results of operations of each of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas for the three-month and nine-month periods ended September 30, 2001 and 2002 are presented herein.

The following table sets forth, for the periods indicated, our turnover and expenses and such amounts as a percentage of turnover.

	Three-Months Period Ended				Nine-Months Period Ended
	September 30,				September 30,

	2001		2002		2001		2002

	€m	%	€m	%	€m	%	€m	%

Turnover	489.4	100.0	585.7	100.0	1,066.9	100.0	1,686.3	100.0

Cost of Sales	(409.8)	(83.7)	(479.1)	(81.8)	(842.3)	(78.9)	(1,362.5)	(80.8)

Gross Profit	79.6	16.3	106.6	18.2	224.6	21.1	323.8	19.2

Distribution costs	(35.6)	(7.3)	(40.5)	(6.9)	(79.8)	(7.5)	(119.5)	(7.1)

Administrative expenses	(13.7)	(2.8)	(18.9)	(3.2)	(54.4)	(5.1)	(60.5)	(3.6)

Exceptional administrative expenses	(4.6)	(0.9)	(1.2)	(0.2)	(4.9)	(0.4)	(17.3)	(1.0)

Operating profit	25.7	5.3	46.0	7.9	85.5	8.1	126.5	7.5

Net interest payable	(19.0)	(3.9)	(15.0)	(2.6)	(60.1)	(5.6)	(55.2)	(3.3)

Exceptional finance costs	(7.9)	(1.6)	—	—	(28.6)	(2.7)	—	—

Profit/(loss) on ordinary activities before taxation	(1.2)	(0.2)	31.0	5.3	(3.2)	(0.2)	71.3	4.2

Taxation	(3.6)	(0.7)	(4.5)	(0.8)	(11.0)	(1.0)	(19.4)	(1.1)

Profit/(loss) on ordinary activities after taxation	(4.8)	(0.9)	26.5	4.5	(14.2)	(1.2)	51.9	3.1

Three-Month Period Ended September 30, 2002, Compared to Three-Month Period Ended September 30, 2001

Turnover

Turnover increased by €96.3 million, approximately 19.6% to €585.7 million in 2002 as compared to €489.4 million in 2001. This increase primarily reflects an increase in volumes sold for speciality

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

chemicals and intermediate chemicals in the Ineos Oxide and Ineos Phenol business segments. The increased volumes in Ineos Oxide reflect the full impact of the expansion of the EO/EG plant and the new alkoxylates unit in Antwerp. Ineos Phenol has also experienced price increases in line with the increases in market prices for its products.

Cost of sales

Cost of sales increased by €69.3 million, approximately 16.9% to €479.1 million in 2002 as compared to €409.8 million in 2001. This increase primarily reflects increased sales volumes in the speciality and intermediate business segments of Ineos Oxide and Ineos Phenol. Ineos Phenol has also experienced increased raw material prices in line with the increase in market prices for benzene and propylene.

Gross profit

Gross profit increased by €27.0 million approximately 33.9% to €106.6 million in 2002 as compared to €79.6 million in 2001. This increase primarily reflects the increased volumes sold in the Ineos Oxide and Ineos Phenol business segments, together with improved margins in Ineos Phenol.

Distribution costs

Distribution costs increased by €4.9 million approximately 13.8% to €40.5 million in 2002 as compared to €35.6 million in 2001. This increase reflects the increase in volumes sold of intermediate and speciality chemicals, together with higher export volumes of US products by the Ineos Oxide business segment.

Administrative expenses

Administrative expenses increased by €5.2 million approximately 37.8% to €18.9 million in 2002 as compared to €13.7 million in 2001. This increase is primarily due to the net impact of lower costs incurred as a result of a number of cost saving projects across the group and the reclassification of other operating income in Ineos Phenol from administrative expenses in 2001 to costs of sales in 2002.

Exceptional administrative expenses

Exceptional administrative expenses were €1.2 million in 2002 compared to €4.6 million in 2001. These expenses primarily reflect severance costs incurred in connection with our ongoing business reorganisation in Ineos Phenol. The expenses incurred in 2001 related to the restructuring of Ineos Fluor, Ineos Silicas and Ineos Phenol.

Operating profit

Operating profit increased by €20.3 million approximately 78.9% to €46.0 million in 2002 compared to €25.7 million in 2001. This increase primarily reflects the increased volumes sold and improved margins in Ineos Phenol, together with a reduction in the restructuring charges incurred.

Net interest payable

Net interest payable decreased by €4.0 million approximately 21.1% to €15.0 million in 2002 as compared to €19.0 million in 2001. This decrease primarily reflects the reduction in the variable interest rates on the senior credit facility together with lower debt levels in 2002 as a result of scheduled and voluntary debt repayments.

Exceptional finance costs

Exceptional finance costs incurred in 2001 were €7.9 million as compared to no such charges in 2002. These costs primarily related to the refinancing of the group which took place on May 23, 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Profit/(loss) on ordinary activities before taxation

Profit/(loss) on ordinary activities increased by €32.2 million, approximately 2,683.3% to €31.0 million in 2002 as compared to a loss of €1.2 million in 2001. This increase primarily reflects increased volumes sold and improved margins in Ineos Phenol, together with a reduction in the restructuring charges incurred.

Taxation

Taxation increased by €0.9 million approximately 25.0% to €4.5 million in 2002 as compared to €3.6 million in 2001. The increase reflects the improved profitability of the group.

Profit/(loss) on ordinary activities after taxation

Profit/(loss) on ordinary activities after taxation increased by €31.3 million, approximately 652.1% to €26.5 million in 2002 as compared to a loss of €4.8 million in 2001. This increase primarily reflects increased volumes sold and improved margins in Ineos Phenol, together with a reduction in the restructuring charges incurred.

Nine-Month Period Ended September 30, 2002, Compared to Nine-Month Period Ended September 30, 2001

Turnover

Turnover increased by €619.4 million, approximately 58.1% to €1,686.3 million in 2002 as compared to €1,066.9 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Cost of sales

Cost of sales increased by €520.2 million, approximately 61.7% to €1,362.5 million in 2002 as compared to €842.3 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Gross profit

Gross profit increased by €99.2 million approximately 44.2% to €323.8 million in 2002 as compared to €224.6 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Distribution costs

Distribution costs increased by €39.7 million approximately 49.7% to €119.5 million in 2002 as compared to €79.8 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Administrative expenses

Administrative expenses increased by €6.1 million approximately 11.2% to €60.5 million in 2002 as compared to €54.4 million in 2001. This increase is primarily due to the net impact of lower costs incurred as a result of a number of cost saving projects across the group offset by increased administrative expenses as a result of the acquisition of Ineos Phenol.

Exceptional administrative expenses

Exceptional administrative expenses were €17.3 million in 2002 compared to €4.9 million in 2001. These expenses primarily reflect severance costs incurred in connection with our ongoing business reorganisations in Ineos Silicas and Ineos Phenol in 2002 and Ineos Fluor, Ineos Silicas and Ineos Phenol in 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating profit

Operating profit increased by €41.0 million approximately 47.9% to €126.5 million in 2002 compared to €85.5 million in 2001. This increase primarily reflects the acquisition of Ineos Phenol.

Net interest payable

Net interest payable decreased by €4.9 million approximately 8.1% to €55.2 million in 2002 as compared to €60.1 million in 2001. This decrease primarily reflects the new finance structure put in place to fund the acquisition of Ineos Phenol on May 23, 2001.

Exceptional finance costs

Exceptional finance costs incurred in 2001 were €28.6 million as compared to no such charges in 2002. These costs primarily related to the refinancing of the group which took place on May 23, 2001.

Profit/(loss) on ordinary activities before taxation

Profit/(loss) on ordinary activities increased by €74.5 million, approximately 2,328.1% to €71.3 million in 2002 as compared to a loss of €3.2 million in 2001. This increase primarily reflects the net impact of the acquisition of Ineos Phenol, the exceptional restructuring charges incurred in 2002 and the exceptional finance costs incurred in 2001.

Taxation

Taxation increased by €8.4 million approximately 76.4% to €19.4 million in 2002 as compared to €11.0 million in 2001. The increase reflects the improved profitability of the group.

Profit/(loss) on ordinary activities after taxation

Profit/(loss) on ordinary activities after taxation increased by €66.1 million, approximately 465.5% to €51.9 million in 2002 as compared to a loss of €14.2 million in 2001. This increase primarily reflects the net impact of the acquisition of Ineos Phenol, the exceptional restructuring charges incurred in 2002 and the exceptional finance costs incurred in 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Oxide

The following table sets forth, for the three-month and nine-month periods ended September 30, 2001 and 2002, turnover and expenses of Ineos Oxide and such amounts as percentages of turnover.

	Three-Month Period Ended				Nine-Month Period Ended
	September 30,				September 30,

	2001		2002		2001		2002

	€m	%	€m	%	€m	%	€m	%

Turnover	115.7	100.0	134.8	100.0	328.6	100.0	377.7	100.0

Cost of Sales	(86.8)	(75.0)	(99.6)	(73.9)	(260.1)	(79.2)	(281.9)	(74.6)

Gross Profit	28.9	25.0	35.2	26.1	68.5	20.8	95.8	25.4

Distribution costs	(7.8)	(6.7)	(13.1)	(9.7)	(17.9)	(5.5)	(36.5)	(9.7)

Administrative expenses	(3.8)	(3.3)	(3.4)	(2.5)	(6.8)	(2.0)	(9.7)	(2.6)

Operating profit	17.3	15.0	18.7	13.9	43.8	13.3	49.6	13.1

EBITDA	20.8	18.0	21.5	15.9	52.6	16.0	57.8	15.3

Three-Month Period Ended September 30, 2002, Compared to Three-Month Period Ended September 30, 2001

Turnover

Turnover increased by € 19.1 million, approximately 16.5%, to € 134.8 million for the three-month period ended September 30, 2002, as compared to € 115.7 million for the same period in 2001. This increase reflects an increase in volumes sold for speciality chemicals and intermediate chemicals off set by slightly lower selling prices. Across the business higher volumes and increased third party services revenues have been offset by decreasing selling prices. The increased volumes reflects the full impact of the expansion of the EO/EG plant and the new alkoxylates unit and also includes the recently acquired Acetate Esters business (acquired on March 1, 2002.)

The average North Western Europe price for EO as per ICIS LOR decreased to € 925 per tonne for the three-month period ended September 30, 2002, as compared to € 951 per tonne for the same period in 2001. Whereas the average North Western Europe prices for monoethylene glycol (MEG) as per ICIS LOR decreased to € 550 per tonne for the three-month period ended September 30, 2002 as compared to € 565 per tonne for the same period in 2001.

Cost of sales

Cost of sales increased by € 12.8 million, approximately 14.7%, to € 99.6 million for the three-month period ended September 30, 2002, as compared to € 86.8 million for the same period in 2001. This increase primarily reflects increased sales volumes in the speciality and intermediate businesses, together with the effect of the recently acquired Acetate Esters business. This increase was partly offset by decreased ethylene prices.

The average North Western Europe Contract Price for ethylene referenced by ICIS LOR decreased to € 540 per tonne for the three-month period ended 30 September 2002 compared to € 608 per tonne for the same period in 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gross profit

Gross profit increased by € 6.3 million, approximately 21.8%, to € 35.2 million for the three-month period ended September 30, 2002, as compared to € 28.9 million for the same period in 2001. This increase reflects the increased volumes sold of intermediates and specialities and includes the additional volume and margin on Acetate Esters.

Distribution costs

Distribution costs increased by € 5.3 million, approximately 67.9%, to € 13.1 million for the three-month period ended September 30, 2002, as compared to € 7.8 million for the same period in 2001. This increase reflects the increase in volumes sold of intermediate and speciality chemicals, higher export volumes of US products and the impact of the recently acquired Acetate Esters business.

Administrative expenses

Administrative expenses decreased by € 0.4 million, approximately 10.5%, to € 3.4 million for the three-month period ended September 30, 2002, as compared to € 3.8 million for the same period in 2001.

Operating profit and EBITDA

Operating profit increased by € 1.4 million, approximately 8.1%, to € 18.7 million for the three-month period ended September 30, 2002, as compared to € 17.3 million for the same period in 2001. EBITDA increased by € 0.7 million, approximately 3.3%, to € 21.5 million for the three-month period ended September 30, 2002, as compared to € 20.8 million for the same period in 2001.

Nine-Month Period Ended September 30, 2002, Compared to Nine-Month Period Ended September 30, 2001

Turnover

Turnover increased by € 49.1 million, approximately 14.9%, to € 377.7 million for the nine-month period ended September 30, 2002, as compared to € 328.6 million for the same period in 2001. This increase reflects an increase in volumes sold for speciality chemicals and intermediate chemicals offset by lower selling prices. Across the business higher volumes and increased third party services revenues have been offset by decreasing selling prices. The increased volumes reflects the full impact of the expansion of the EO/EG plant and the new alkoxylates unit in Antwerp and the recently acquired Acetate Esters business (acquired on March 1, 2002).

The average of the North Western European contract price for EO as per ICIS LOR decreased to € 894 per tonne for the nine-month period ended September 30, 2002, as compared to € 980 per tonne for the same period in 2001. Whereas the average of the North Western European contract prices for monoethylene glycol (MEG) as per ICIS LOR decreased to € 505 per tonne for the nine-month period ended September 30, 2002 as compared to € 593 per tonne for the same period in 2001.

Cost of sales

Cost of sales increased by € 21.8 million, approximately 8.4%, to € 281.9 million for the nine-month period ended September 30, 2002, as compared to € 260.1 million for the same period in 2001. This primarily reflects increased sales volumes in the speciality and intermediate business and the additional cost of sales related to the newly acquired business. This increase was offset by the decreased ethylene prices.

The average of the North Western European contract price for ethylene as per ICIS LOR decreased to € 518 per tonne for the nine-month period ended September 30, 2002, as compared to € 638 per tonne for the same period in 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gross profit

Gross profit increased by € 27.3 million, approximately 39.8%, to € 95.8 million for the nine-month period ended September 30, 2002, as compared to € 68.5 million for the same period in 2001. The increase reflects the increased volumes sold of intermediate and speciality chemicals and includes the additional volumes sold of Acetate Esters since March 1, 2002.

Distribution costs

Distribution costs increased by € 18.6 million, approximately 103.9%, to € 36.5 million for the nine-month period ended September 30, 2002, as compared to € 17.9 million for the same period in 2001. This increase reflects the increase in volumes sold of intermediate and speciality chemicals, higher export volumes of US products and the impact of the recently acquired Acetate Esters business.

Administrative expenses

Administrative expenses increased by € 2.9 million, approximately 42.6%, to € 9.7 million for the nine-month period ended September 30, 2002 as compared to € 6.8 million for the same period in 2001. Excluding the ‘other income’ item of € 1.3 million related to a third party contract settlement, administrative expenses increased by € 1.6 million for the nine-month period ended September 30, 2002 as compared to the same period in 2001. This reflects the impact of the acquisition of the EOA and gas treating amines business per mid February 2001.

Operating profit and EBITDA

Operating profit increased by € 5.8 million, approximately 13.2%, to € 49.6 million for the nine-month period ended September 30, 2002, as compared to € 43.8 million for the same period in 2001. EBITDA increased by € 5.2 million, approximately 9.9%, to € 57.8 million for the nine-month period ended September 30, 2002, as compared to € 52.6 million for the same period in 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Phenol

The following table sets forth, for the three-month and nine-month periods ended September 30, 2001 and 2002, turnover and expenses of Ineos Phenol and such amounts as percentages of turnover. The following discussion with respect to Ineos Phenol for the period prior to May 23, 2001, relates to the business when it was under the ownership of Degussa AG.

	Three-Month Period Ended				Nine-Month Period Ended
	September 30,				September 30,

	2001		2002		2001		2002

	€m	%	€m	%	€m	%	€m	%

Turnover	245.4	100.0	322.1	100.0	862.4	100.0	894.4	100.0

Cost of Sales	(232.6)	(94.8)	(290.7)	(90.3)	(816.6)	(94.7)	(795.7)	(89.0)

Gross Profit	12.8	5.2	31.4	9.7	45.8	5.3	98.7	11.0

Distribution costs	(15.6)	(6.3)	(15.4)	(4.7)	(43.5)	(5.0)	(47.3)	(5.3)

Administrative expenses	3.3	1.3	(2.6)	(0.9)	0.5	—	(8.0)	(0.9)

Exceptional administrative expenses	(1.0)	(0.4)	(1.2)	(0.3)	(1.0)	(0.1)	(3.0)	(0.3)

Operating profit	(0.5)	(0.2)	12.2	3.8	1.8	0.2	40.4	4.5

EBITDA	11.0	4.7	21.5	6.6	40.7	4.7	67.7	7.5

Three-Month Period Ended September 30, 2002, Compared to Three-Month Period Ended September 30, 2001

Turnover

Turnover increased by €76.7 million, approximately 31.3%, to €322.1 million for the three-month period ended September 30, 2002, as compared to €245.4 million for the same period in 2001. This increase reflects increased sales volumes together with increased sales prices for phenol and acetone in Europe and in the US.

Western European phenol and acetone prices (per CMAI) increased to €590 per metric tonne and €596 per metric tonne, respectively for the three month period ended September 30, 2002, as compared to €573 per metric tonne and €528 per metric tonne, respectively, for the same period in 2001. US phenol and acetone prices (per CMAI) increased to $793 per metric tonne and $397 per metric tonne, respectively, for the three month period ended September 30, 2002, as compared to $650 per metric tonne and $320 per metric tonne, respectively, for the same period in 2001.

Cost of sales

Cost of sales increased by €58.1 million, approximately 25.0%, to €290.7 million for the three-month period ended September 30, 2002, as compared to €232.6 million for the same period in 2001. This increase mainly reflects increased raw material costs due to increased raw material prices and higher raw material consumption following higher plant utilisation of all sites.

Western European benzene and propylene contract prices (per CMAI) increased to€403 per metric tonne and €495 per metric tonne, respectively, for the three-month period ended September 30, 2002, as compared to €293 per metric tonne and €440 per metric tonne, respectively, for the same period in 2001. US benzene and propylene contract prices (per CMAI) increased to $413 per metric tonne and $437 per metric tonne, respectively, for the three-month period ended September 30, 2002, as

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

compared to $263 per metric tonne and $358 per metric tonne, respectively, for the same period in 2001.

Gross profit

Gross profit increased by €18.6 million, approximately 146.7%, to €31.4 million in the three-month period ended September 30, 2002, as compared to €12.8 million for the same period in 2001. This increase reflects the increase in sales volume as well as increased sales prices more than offsetting increased raw material costs.

Distribution costs

Distribution costs decreased by €0.2 million, approximately 1.3%, to €15.4 million for the three-month period ended September 30, 2002, as compared to €15.6 million for the same period in 2001. This decrease reflects high distribution costs in the three-month period ended September 2001, where exports to South America resulted in higher distribution costs.

Administrative expenses

Administrative expenses increased by €5.9 million, approximately 178.8%, to €2.6 million for the three-month period ended September 30, 2002, as compared to a credit of €3.3 million for the same period in 2001. This increase reflects the amortization of goodwill as well as the reclassification of other operating income in the three month period ending September 30, 2002, which was in included in administrative expenses in 2001, whereas in 2002 it has been included in cost of sales.

Exceptional administrative expenses

Exceptional administrative expenses increased by €0.2 million, approximately 20.0%, to €1.2 million for the three-month period ended September 30, 2002, as compared to €1.0 million for the same period in 2001. These expenses primarily reflect severance costs incurred in connection with our business reorganisation following the acquisition of Ineos Phenol from Degussa.

Operating profit and EBITDA

Operating profit increased by €12.7 million, approximately 2,540.0%, to €12.2 million for the three-month period ended September 30, 2002, as compared to a loss of €0.5 million for the same period in 2001. This increase primarily reflects higher sales volumes and higher sales prices for phenol and acetone, only partially offset by increased raw material costs and increased administrative expenses.

EBITDA increased by €10.5 million, approximately 95.4%, to €21.5 million for the three-month period ended September 30, 2002, as compared with €11.0 million for the same period in 2001.

Nine-Month Period Ended September 30, 2002, Compared to Nine-Month Period Ended September 30, 2001

Turnover

Turnover increased by €32.0 million, approximately 3.7%, to €894.4 million for the nine-month period ended September 30, 2002, as compared to €862.4 million for the same period in 2001. This increase reflects increased total sales volume, only partially offset by decreased sales prices.

Western European phenol prices (per CMAI) decreased to €513 per metric tonne for the nine month period ended September 30, 2002, as compared to €743 per metric tonne for the same period in 2001. Western European acetone prices (per CMAI) remained at €525 per metric tonne for the nine month period ended September 30, 2002, as compared to the same period in 2001. US phenol and acetone prices (per CMAI) decreased to $688 per metric tonne and $336 per metric tonne, respectively, for the

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

nine month period ended September 30, 2002, as compared to $707 per metric tonne and $ 369 per metric tonne, respectively, for the same period in 2001.

Cost of sales

Cost of sales decreased by €20.9 million, approximately 2.6%, to €795.7 million for the nine-month period ended September 30, 2002, as compared to €816.6 million for the same period in 2001. This decrease primarily reflects decreased depreciation due to the amortization of negative goodwill, together with slightly lower raw material prices.

Western European benzene and propylene contract prices (per CMAI) decreased to €347 per metric tonne and €432 per metric tonne, respectively for the nine-month period ended September 30, 2002, as compared to €354 per tonne and €480 per tonne, respectively, for the same period in 2001. US benzene and propylene contract prices (per CMAI) increased to $348 per tonne and $393 per tonne, respectively, for the nine-month period ended September 30, 2002, as compared to $324 per tonne and $390 per tonne, respectively, for the same period in 2001.

Gross profit

Gross profit increased by €52.9 million, approximately 115.5%, to €98.7 million in the nine-month period ended September 30, 2002, as compared to €45.8 million for the same period in 2001. This increase reflects the increase of sales volume, only partially offset by lower sales prices and decreased depreciation due to amortization of negative goodwill.

Distribution costs

Distribution costs increased by €3.8 million, approximately 8.7%, to €47.3 million for the nine-month period ended September 30, 2002, as compared to €43.5 million for the same period in 2001. This increase primarily reflects the increase of exports from the US to the Asian market in the nine-month period ended September 30, 2002, compared to the nine-month period ended September 30, 2001.

Administrative expenses

Administrative expenses, including research and development activities and other operating income, increased by €8.5 million, approximately 1,700.0%, to €8.0 million for the nine-month period ended September 30, 2002, as compared to a credit of €0.5 million for the same period in 2001. This increase reflects the fact that administrative expenses were a credit in the nine month period ended September 30, 2001 due to an adjustment of depreciation following the finalisation of purchase price allocations.

Exceptional administrative expenses

Exceptional administrative expenses increased by €2.0 million, approximately 200.0%, to €3.0 million for the nine-month period ended September 30, 2002, as compared to €1.0 million for the same period in 2001. These expenses primarily reflect severance costs incurred in connection with our business reorganisation following the acquisition of Ineos Phenol from Degussa.

Operating profit and EBITDA

Operating profit increased by €38.6 million, approximately 2,144.4%, to €40.4 million for the nine-month period ended September 30, 2002, as compared to €1.8 million for the same period in 2001. This increase reflects increased total sales volume and lower depreciation due to the amortization of negative goodwill and is only partially offset by decreased sales prices and increased distribution costs.

EBITDA increased by €27.0 million, approximately 66.3%, to €67.7 million for the nine-month period ended September 30, 2002, as compared with €40.7 million for the same period in 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Fluor

The following table sets forth, for the three-month and nine-month periods ended September 30, 2001 and 2002, turnover and expenses of Ineos Fluor and such amounts as percentages of turnover.

	Three-Months Period Ended				Nine-Months Period Ended
	Sept. 30,				Sept. 30,

	2001		2002		2001		2002

	€m	%	€m	%	€m	%	€m	%

Turnover	74.3	100.0	72.7	100.0	239.3	100.0	235.9	100.0

Cost of sales	(55.6)	(74.8)	(55.3)	(76.1)	(168.5)	(70.4)	(175.1)	(74.2)

Gross profit	18.7	25.2	17.4	23.9	70.8	29.6	60.8	25.8

Distribution costs	(6.6)	(8.9)	(5.8)	(8.0)	(19.8)	(8.3)	(17.2)	(7.3)

Administrative expenses	(3.2)	(4.3)	(3.5)	(4.8)	(17.2)	(7.2)	(11.5)	(4.9)

Exceptional administrative expenses	(1.7)	(2.3)	—	—	(1.7)	(0.7)	(0.2)	(0.1)

Operating profit	7.2	9.7	8.1	11.1	32.1	13.4	31.9	13.5

EBITDA	13.8	18.6	12.9	17.7	48.6	20.3	47.7	20.2

Three-Month Period Ended September 30, 2002 Compared to Three-Month Period Ended September, 2001

Turnover

Turnover decreased by €1.6 million, approximately 2.2% to €72.7 million for the three-month period ended September 30, 2002 as compared to €74.3 million for the same period in 2001. The decrease reflects lower sales volumes for HCFC 22 and lower HFC 134a prices partly offset by increased sales volumes for HFC 134a.

Cost of sales

Cost of sales decreased by €0.3 million, approximately 0.5% to €55.3 million for the three-month period ended September 30, 2002 as compared to €55.6 million for the same period in 2001.

Gross profit

Gross profit decreased by €1.3 million, approximately 7.0% to €17.4 million for the three-month period ended September 30, 2002 as compared to €18.7 million for the same period in 2001. Average product gross margins decreased primarily due to lower HFC 134a prices and additional depreciation arising from the finalisation of the purchase price allocations.

Distribution costs

Distribution costs decreased by €0.6 million, approximately 9.0% to €5.8 million for the three-month period ended September 30, 2002 as compared to €6.6 million for the same period in 2001. This decrease reflects a reduction in volumes sold of HCFC 22.

Administrative expenses

Administrative expenses, including research and development activities and other operating income, increased by €0.3 million, approximately 9.4% to €3.5 million for the three-month period ended September 30, 2002 as compared to €3.2 million for the same period in 2001. Administrative expenses

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

include a €3.5 million credit for amortisation of goodwill for the three-month period ended September 30, 2002 as compared to €0.6 million for the same period in 2001. Included in administrative expenses for the three-month period ended September 30, 2001 is a €2.6 million credit due to fixed cost movements in stock, the comparative €0.3 million charge for the same period in 2002 has been included in variable production costs. Additionally a €1.0 million accrual for employee bonuses is included in administrative expense for the three-month period ended September 2002 as compared to €nil in the same period in 2001.

Operating profit and EBITDA

Operating profit increased by €0.9 million, approximately 12.5% to €8.1 million for the three-month period ended September 30, 2002 as compared to €7.2 million for the same period in 2001. EBITDA decreased by €0.9 million, approximately 6.5% to €12.9 million for the three-month period ended September 30, 2002 as compared to €13.8 million for the same period in 2001.

Nine-Month Period Ended September 30, 2002, Compared to Nine-Month Period Ended September 30, 2001

Turnover

Turnover decreased by €3.4 million, approximately 1.4%, to €235.9 million for the nine-month period ended September 30, 2002, as compared to €239.3 million for the same period in 2001. The decrease reflects lower HCFC22 sales volumes and a reduction in the selling price of 134a, offset by increased sales volumes for HFC 134a.

Cost of sales

Cost of sales increased by €6.6 million, approximately 3.9%, to €175.1 million for the nine-month period ended September 30, 2002, as compared to €168.5 million for the same period in 2001. This increase reflects increased sales volumes for HFCs, partially offset by lower HCFC22 volumes and €9.1 million additional depreciation arising from the finalisation of the purchase price allocations which resulted in a depreciation charge of € 24.9 million for the nine month period ended September 30, 2002 as compared to €15.8 million for the same period in 2001.

Gross profit

Gross profit decreased by €10.0 million, approximately 14.1%, to €60.8 million for the nine-month period ended September 30, 2002, as compared to €70.8 million for the same period in 2001. This decrease primarily reflects lower selling prices for HFC 134a offset by higher HFC 134a sales volumes and the additional depreciation arising from the finalisation of the purchase price allocations. Raw material prices remained largely unchanged.

Distribution costs

Distribution costs decreased by €2.6 million, approximately 13.1%, to €17.2 million for the nine-month period ended September 30, 2002, as compared to €19.8 million for the same period in 2001. This decrease reflects a reduction in volumes sold of HCFC 22 and savings from improved shipping utilisation rates.

Administrative expenses

Administrative expenses, including research and development activities and other operating income, reduced by €5.7 million, approximately 33.1%, to €11.5 million for the nine-month period ended September 30, 2002, as compared to €17.2 million for the same period in 2001. Administrative expenses include a € 9.9 million credit for amortisation of goodwill for the nine-month period ended September 30, 2002 as compared to € 1.9 million for the same period in 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Exceptional administrative expenses

Exceptional administrative expenses reduced by €1.5 million, approximately 88.2% to €0.2 million compared to €1.7 million in 2001. These costs primarily reflect severance payments and other redundancy-related costs incurred in connection with business restructuring.

Operating profit and EBITDA

Operating profit decreased by €0.2 million, approximately 0.6%, to €31.9 million for the nine-month period ended September 30, 2002 as compared to €32.1 million for the same period in 2001. EBITDA reduced by €0.9 million, approximately 1.8%, to €47.7 million for the nine month period ended September 30, 2002 as compared to €48.6 million for the same period in 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Silicas

The following tables sets forth, for the three-month and nine-month periods ended September 30, 2001 and 2002, turnover and expenses of Ineos Silicas and such amounts as percentages of turnover.

	Three-Months Period Ended				Nine-Months Period Ended
	September 30,				September 30,

	2001		2002		2001		2002

	€m	%	€m	%	€m	%	€m	%

Turnover	54.0	100.0	56.1	100.0	168.9	100.0	178.3	100.0

Cost of sales	(34.8)	(64.4)	(33.5)	(59.7)	(99.8)	(59.1)	(109.8)	(61.6)

Gross profit	19.2	35.6	22.6	40.3	69.1	40.9	68.5	38.4

Distribution costs	(4.7)	(9.0)	(6.2)	(11.1)	(23.5)	(13.9)	(18.5)	(10.3)

Administrative expenses	(10.9)	(19.9)	(9.4)	(16.7)	(35.2)	(20.8)	(31.3)	(17.6)

Exceptional administrative expenses	(1.9)	(3.5)	—	—	(2.2)	(1.3)	(14.1)	(7.9)

Operating profit	1.7	3.2	7.0	12.5	8.2	4.9	4.6	2.6

EBITDA	7.0	13.0	10.1	18.0	20.6	12.2	31.4	17.6

Three-Month Period ended September 30, 2002, Compared to Three-Month Period Ended September 30, 2001

Turnover

Turnover increased by €2.1 million, approximately 3.9%, to €56.1 million in 2002, as compared to €54.0 million in 2001. Zeolite sales in Europe were ahead of last year as a result of our major detergent customer reformulation switch from phosphates to zeolites. Lower selling prices for silicates led to a small decline in sales despite similar volumes. Selling prices in the three month period to 30 September 2002 are lower than the corresponding period in 2001, mainly as a result of lower input prices, some of which are passed on to customers.

Cost of sales

Cost of sales decreased by €1.3 million, approximately 3.7%, to €33.5 million in 2002, as compared to €34.8 million in 2001. The decrease was due to lower raw material prices and the favourable impact of the restructuring exercise.

Gross profit

Gross profit increased by €3.4 million, approximately 17.7% to €22.6 million as compared to €19.2 million in 2001 as a result of higher sales and the favourable impact of raw material price movements and other cost savings.

Distribution costs

Distribution costs increased by €1.5 million, approximately 31.9%, to €6.2 million in 2002, as compared to €4.7 million in 2001 as a result of the higher volume of sales.

Administrative expenses

Administrative expenses decreased by €1.5 million, approximately 13.8%, to €9.4 million in 2002, as compared to €10.9 million in 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Exceptional administrative expenses

Exceptional administrative expenses in the third quarter of 2002 were € nil million, compared to € 1.9 million in 2001.

Operating profit and EBITDA

Operating profit increased by €5.3 million, approximately 311.6% to €7.0 million in 2002, as compared to €1.7 million in 2001. Excluding exceptional administrative expenses, operating profit increased by €3.4 million, approximately 94.4%, to €7.0 million in 2002, as compared to €3.6 million in 2001. EBITDA increased by €3.1 million, approximately 44.3%, to €10.1 million in 2002, as compared to €7.0 million in 2001.

Nine-Month Period Ended September 30, 2002, Compared to Nine-Month Period Ended September 30, 2001

Turnover

Turnover increased by €9.4 million, approximately 5.6%, to €178.3 million in 2002, as compared to €168.9 million in 2001. Higher sales of zeolites in Europe and silicas in all regions have more than offset lower silicate sales in Europe and lower zeolite sales in North America.

Cost of sales

Cost of sales increased by €10.0 million, approximately 10.0%, to €109.8 million in 2002, as compared to €99.8 million in 2001. The increase was due to the higher level of sales and higher depreciation charges in 2002.

Gross profit

Gross profit decreased by €0.6 million, approximately 0.9%, to €68.5 million in 2002, as compared to €69.1 million in 2001. This is a result of the product mix in silicas over the first six months of 2002, which was influenced by high volumes of lower gross margin personal care exports and a higher depreciation charge, offset by declining raw material prices, mainly caustic soda.

Distribution costs

Distribution costs decreased by €5.0 million, approximately 21.3%, to €18.5 million in 2002, as compared to €23.5 million in 2001. Zeolite volumes in North America, where the distribution cost per ton is relatively high, have been lower in 2002 as compared to the first nine months of 2001. Additionally, warehousing costs have been reduced over the period.

Administrative expenses

Administrative expenses decreased by €3.9 million, approximately 10.5%, to €31.3 million in 2002, as compared to €35.2 million in 2001. The decrease is a result of the restructuring program, which was launched in the second half of 2001 and tight control of expenditure.

Exceptional administrative expenses

Exceptional administrative expenses in 2002 were €14.1 million, compared to € 2.2 million in 2001. The costs reflect anticipated severance and other redundancy related costs incurred to complete the global restructuring program.

Operating profit and EBITDA

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating profit decreased by €3.6 million, approximately 43.9% to €4.6 million in 2002, as compared to €8.2 million in 2001. Excluding exceptional administrative expenses, operating profit increased by €8.3 million, approximately 79.8%, to €18.7 million in 2002, as compared to €10.4 million in 2001. EBITDA increased by €10.8 million, approximately 52.4%, to €31.4 million in 2002, as compared to €20.6 million in 2001.

Financial condition and liquidity

Net cash flow from operating activities was an inflow of €118.8 million for the period from January 1, 2002 to September 30, 2002.

On March 1, 2002 Ineos Oxide completed the acquisition of the Acetate Esters business from BP. The acquisition was financed out of operating cash flows.

The Company held net cash balances of €77.2 million as at September 30, 2002, and had no drawings under the €100 million revolving credit facility. The Company has repaid a total of €58.7 million of the Senior Credit Agreement in the period ended September 30, 2002. Net debt as at September 30, 2002 was €850.3 million (December 31, 2001: €889.3 million).

Capital expenditure during the nine months ended September 30, 2002 was €26.9 million analysed as follows:

(€ in millions)
Ineos Oxide	9.3

Ineos Phenol	4.3

Ineos Fluor	7.0

Ineos Silicas	6.3

26.9

Management believes that cash generated from operations, together with borrowings under the revolving credit facility will be sufficient for the operating needs of the business and to meet debt service requirements as they become due in the foreseeable future. The future operating performance and ability to service or refinance debt, will however be subject to future economic conditions and to financial, business and other factors, many of which are beyond management’s control.

INEOS GROUP HOLDINGS
CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

	Three-Month Period Ended		Nine-Month Period Ended
	September 30,		September 30,

	2001	2002	2001	2002

	(€ in millions)		(€ in millions)
Turnover	489.4	585.7	1,066.9	1,686.3

Cost of sales	(409.8)	(479.1)	(842.3)	(1,362.5)

Gross profit	79.6	106.6	224.6	323.8

Distribution costs	(35.6)	(40.5)	(79.8)	(119.5)

Administrative expenses	(13.7)	(18.9)	(54.4)	(60.5)

Exceptional administrative expenses	(4.6)	(1.2)	(4.9)	(17.3)

Operating profit	25.7	46.0	85.5	126.5

Net interest payable	(19.0)	(15.0)	(60.1)	(55.2)

Exceptional finance costs	(7.9)	—	(28.6)	—

Profit/(loss) on ordinary activities before taxation	(1.2)	31.0	(3.2)	71.3

Taxation on profit/(loss) on ordinary activities	(3.6)	(4.5)	(11.0)	(19.4)

Profit/(loss) on ordinary activities after taxation	(4.8)	26.5	(14.2)	51.9

Equity dividends	—	—	(2.1)	—

Profit/(loss) for the financial period	(4.8)	26.5	(16.3)	51.9

Depreciation and amortization included above	22.3	18.8	48.2	60.8

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	September 30, 2002

	(Audited)	(Unaudited)

	(€ in millions)
Fixed assets

Investments	1.6	1.8

Tangible fixed assets	1,135.6	1,022.0

Intangible fixed assets	15.1	14.7

Negative goodwill	(340.7)	(290.3)

	811.6	748.2

Current assets

Cash at bank and in hand	121.2	77.4

Stocks	152.3	159.9

Debtors : amounts falling due within one year	308.8	424.7

Debtors : amounts falling due after one year	47.0	29.4

	629.3	691.4

Creditors : amounts falling due within one year	(409.5)	(425.2)

Net current assets	219.8	266.2

Total assets less current liabilities	1,031.4	1,014.4

Creditors : amounts falling after one year	(892.4)	(835.8)

Provisions for liabilities and charges	(53.2)	(65.3)

Net assets	85.8	113.3

Capital and reserves

Share capital	17.7	17.7

Share premium	51.1	51.1

Profit and loss account	17.0	44.5

Equity shareholders’ funds	85.8	113.3

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

	Nine-Month Period Ended
	September 30,

	2001	2002

	(€ in millions)
Operating profit	85.5	126.5

Depreciation of tangible assets	58.0	67.4

Amortization of goodwill/(write back of negative goodwill)	(9.9)	(6.6)

Increase in stocks	(14.7)	(4.2)

Decrease/(increase) in debtors	36.6	(68.7)

(Decrease)/increase in creditors and provisions	(9.5)	4.4

Net cash flow from operating activities	146.0	118.8

Returns on investments and servicing of finance

Interest received	1.4	1.6

Interest and other financing charges paid	(63.6)	(58.9)

Issue cost of debt finance raised	(45.3)	—

	(107.5)	(57.3)

Taxation paid	(5.5)	(9.1)

Capital expenditure and financial investments

Payments to acquire tangible fixed assets	(32.1)	(26.9)

Acquisitions of businesses	(786.6)	(4.6)

Equity dividends paid	(2.1)	—

Net cash outflow before financing	(787.8)	20.9

Financing

Bank loans	1,497.7	—

Repayment of previous borrowings	(618.8)	(0.8)

Repayment of bank loans	—	(58.7)

Repayment of Senior Secured Notes	—	(1.6)

Capital repayment on finance leases	—	(1.9)

	878.9	(63.0)

Increase/(decrease) in cash	91.1	(42.1)

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS FUNDS

Equity
Shareholders Funds
(€ in millions)
At January 1, 2002	85.8

Retained profit for the current period	51.9

Currency translation differences	(24.4)

At September 30, 2002	113.3

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PREPARATION

Ineos Group Holdings plc (Ineos Group Holdings or the “Company”), was incorporated on May 14, 2001 as a holding company to house the ownership interests in certain chemical businesses acquired and controlled by a common owner. These businesses are comprised of Ineos Oxide (formerly Ineos plc), Ineos Fluor, Ineos Silicas and Ineos Phenol. With effect from January 1, 2001, the financial statements present the results of operations and financial position of Ineos Oxide, Ineos Fluor and Ineos Silicas. Ineos Fluor and Ineos Silicas were acquired on January 9, 2001. Our results of operations reflect the purchase of Ineos Fluor and Ineos Silicas from an effective acquisition date of January 1, 2001. The financial statements include the results of Ineos Phenol from May 23, 2001, the date on which it was acquired from Degussa AG.

The accompanying consolidated financial statements have been prepared on a historical cost basis in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”).

The consolidated financial statements include all subsidiaries of the Company. Intra-group transactions and balances have been eliminated on consolidation.

The financial and operating results for any period less than a year are not necessarily indicative of the results that may be expected for a full year.

The accompanying consolidated financial statements of the Company are unaudited, with the exception of the balance sheet as at December 31, 2001 which has been extracted from audited financial statements.

In the opinion of the management of the Company, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed. Management believes that the disclosures made are adequate for a fair presentation of results of operations, financial position and cash flows.

2. PRINCIPAL ACCOUNTING POLICIES

The financial information has been prepared using accounting policies in accordance with UK GAAP. The financial information has been prepared under the historical cost convention.

3. SEGMENTAL INFORMATION

Class of business
The Company’s business comprises the production and distribution of intermediate and speciality chemicals. During 2001, the Company acquired Ineos Fluor, Ineos Silicas and Ineos Phenol business segments. The Company’s management reporting procedures have been reorganised to reflect these acquisitions.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

3. SEGMENTAL INFORMATION (Continued)

The turnover and operating profit attributable to each different class of business as measured under UK GAAP is as follows:

	Three-Month period ended		Nine-Month period ended
	September 30,		September 30,

	2001	2002	2001	2002

	(€ in millions)		(€ in millions)
Turnover

Ineos Oxide	115.7	134.8	328.6	377.7

Ineos Fluor	74.3	72.7	239.3	235.9

Ineos Silicas	54.0	56.1	168.9	178.3

Ineos Phenol	245.4	322.1	330.1	894.4

	489.4	585.7	1,066.9	1,686.3

EBITDA

Ineos Oxide	20.8	21.5	52.6	57.8

Ineos Fluor	13.8	12.9	48.6	47.7

Ineos Silicas	7.0	10.1	20.6	31.4

Ineos Phenol	11.0	21.5	16.8	67.7

	52.6	66.0	138.6	204.6

Reconciliation of earnings before operating exceptional items, interest, taxation, depreciation and amortization (‘EBITDA’) to operating profit:

	Three-Month period ended		Nine-Month period ended
	September 30,		September 30,

	2001	2002	2001	2002

	(€ in millions)		(€ in millions)
EBITDA	52.6	66.0	138.6	204.6

Depreciation and amortization	(22.3)	(18.8)	(48.2)	(60.8)

Exceptional restructuring costs	(4.6)	(1.2)	(4.9)	(17.3)

Operating profit	25.7	46.0	85.5	126.5

4. INCOME TAXES

The income tax charge for the three-month and nine-month periods ended September 30, 2001 and 2002, is calculated based on the expected effective tax rate for the year.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

5. INVENTORY

	December 31,	September 30,
	2001	2002

	(€ in millions)
Raw materials and consumables	50.8	56.6

Work in progress	11.7	13.3

Finished products	89.8	90.0

	152.3	159.9

6. BORROWINGS

Long-term obligations as of December 31, 2001 and September 30, 2002 are as follows:

	December 31,	September 30,
	2001	2002

	(€ in millions)
Senior Credit Agreement	740.7	661.6

10 1/2% Senior Notes	260.0	260.0

Senior Secured Notes	1.6	—

Unamortized debt issue costs	(27.5)	(25.1)

	974.8	896.5

Less: amounts falling due within one year	(86.9)	(64.7)

	887.9	831.8

Finance leases	4.5	4.0

	892.4	835.8

Senior Secured Notes

On May 5, 1998, the Company issued DM190 million in 8.625% Senior Secured Notes due 2005 pursuant to a private offering. On December 14, 1998, the Company issued DM186,870,000 new 8.625% Senior Secured Notes due 2005 pursuant to an exchange offer whereby holders of DM186,870,000 of the original notes received new notes which have been registered under the Securities Act of 1933 as amended, but are otherwise identical to the original notes. On April 11, 2001 the Company announced a Tender Offer to redeem the Senior Secured Notes. The consent of the Note holders was subsequently obtained and 98.3% of the Senior Secured Notes were redeemed on May 23, 2001. The outstanding Senior Secured Notes of €1.6 million at December 31, 2001 were redeemed on April 30, 2002. The funds to repay these amounts were paid into an escrow account and were included in other debtors at December 31, 2001.

Senior Notes

On July 19, 2001, the Company issued €260 million in 10 1/2% Senior Notes due 2010 pursuant to a private offering.

The Senior Notes bear interest at 10 1/2% per annum, payable semi annually in arrears on February 1 and August 1 of each year. Unless previously redeemed as noted below, the Senior Notes will be redeemed by the Company at their principal amount on August 1, 2010.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. BORROWINGS (Continued)

The Senior Notes will be subject to redemption at any time prior to August 1, 2004, at the option of the Company, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus the applicable redemption premium and accrued and unpaid interest to the redemption date.

The Senior Notes will be subject to redemption at any time on or after August 1, 2004, at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning August 1 of the years indicated below:

Redemption
Year	Price

2004	110.500%

2005	107.788%

2006	105.250%

2007	102.625%

2008 and thereafter	100.000%

In each case, the redemption premium will be in addition to accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

In addition, at any time on or prior to August 1, 2004, the Company or the direct or indirect parent of the Company, at its option, may use the net cash proceeds of one or more public equity offerings to redeem Senior Notes in an amount up to an aggregate of 35% of the sum of the initial aggregate principal amount of Senior Notes originally issued under the Indenture at a redemption price equal to 110.50% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date; provided that Senior Notes in an amount equal to at least 65% of the sum of the initial aggregate principal amount of Notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption.

The Senior Notes are unsecured. The Senior Notes are guaranteed by Ineos Holdings on a senior subordinated basis. Such a guarantee only becomes due 179 days after an event of default on the Senior Notes has occurred or earlier under certain circumstances.

The Senior Notes are stated net of debt issue costs of €6.0 million (2001: €6.4 million). These costs are allocated to the profit and loss account over the term of the Senior Notes in accordance with FRS 4.

The Indenture contains a number of operating and financial covenants including limitations on indebtedness, restricted payments, transactions with affiliates, liens, sale of assets and dividend payments.

Senior Credit Agreement

The Company has outstanding borrowings under a credit agreement (the “Senior Credit Agreement”) which consists of Term Loans (“Term Loan A”, “Term Loan B” and “Term Loan C”) and a revolving credit facility (the “Revolving Credit Facility”). The Term Loans outstanding at September 30, 2002 were €661.6 million, of which €64.7 million is due within one year. The total amounts outstanding on Term Loan A were €340.5 million, Term Loan B were €173.3 million and Term Loan C were €147.8 million.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. BORROWINGS (Continued)

Term Loan A is repayable in 12 semi-annual instalments beginning on December 31, 2001 ranging from 1.14% to 9.73% of the principal amount of the loan up until the final repayment in June 2007. Term Loan B is repayable in 14 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.64% of the principal amount of the loan up until the final repayment in June 2008. Term Loan C is repayable in 16 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.08% of the principal amount of the loan up until the final repayment in June 2009.

The Term Loans bear interest at a rate equal to a margin plus either EURIBOR or LIBOR. The applicable per annum margins for the Term Loan A, Term Loan B and Term Loan C are 2.25%, 2.75% and 3.25% respectively. The margins on Term Loans A and B are subject to a reduction based on certain financial tests. The Company pays a commitment fee of 0.75% per annum on the undrawn amounts of the revolving credit facility.

Ineos Holdings Limited and substantially all of its material subsidiaries are guarantors of the Senior Credit Agreement. Their obligations are secured by fixed and floating charges over all of the assets of Ineos Holdings Limited and substantially all of the assets of those material subsidiaries.

The Senior Credit Agreement contains numerous operating and financial covenants including requirements to maintain minimum coverage of interest expense, minimum coverage of total debt service and a maximum leverage ratio. In addition, the Senior Credit Agreement includes covenants relating to, among other things, limitations on indebtedness, ability to give guarantees, creation of security interests, making acquisitions and investments, disposing of assets and paying dividends.

The Term Loans are stated net of unamortized debt issue costs of €19.1 million (2001: €21.1 million). These costs are allocated to the profit and loss account in accordance with FRS 4.

7. CONTINGENCIES

The company is subject to various proceedings instituted by governmental authorities arising under the provisions of applicable laws or regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. In management’s opinion, none of the proceedings is material to the financial condition or results of operation of the company.

8. RECENT ACCOUNTING DEVELOPMENTS

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The Company is required to comply with SFAS 143 in its financial statements for the year ending December 31, 2003. The Company is currently assessing the impact of SFAS 143 on its financial position and results of operations.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

8. RECENT ACCOUNTING DEVELOPMENTS (Continued)

In August 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The standard supersedes SFAS 121 and parts of Accounting Principles Board Opinion No. 30 regarding accounting for the impairment or disposal of long-lived assets. The standard changes existing guidance regarding the calculation of impairment losses, and also provides new guidance regarding the presentation of assets to be disposed of. The Company is required to comply with SFAS 144 in its financial statements for the year ending December 31, 2002. The Company is currently assessing the impact of SFAS 144 on its financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30 “Reporting Results of Operations”. This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. This statement will be effective for the Company for the year ending December 31, 2003. The adoption of this statement will not have a material effect on the Company’s results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146, “Accounting For Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. This standard will require Companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Company has not yet adopted SFAS No. 146 nor determined the effect of the adoption of SFAS No. 146 on the Company’s results of operations or financial position.

9. OTHER INFORMATION

On September 9, 2002, there was an explosion and fire at the Ineos Phenol plant in Mobile, USA. The total damage is estimated at approximately $10 million. Insurance coverage with certain deductibles is in place for property damage as well as business interruption. It is planned to have the plant back in operation by the end of the year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on November 6, 2002.

INEOS GROUP HOLDINGS PLC Registrant Issuer

/s/ Nadine Verbinnen Nadine Verbinnen Finance and Accounting Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on November 6, 2002.

INEOS HOLDINGS LIMITED Registrant Guarantor

/s/ Nadine Verbinnen Nadine Verbinnen Finance and Accounting Director